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                             July 19, 2023

       Cary Marshall
       Chief Financial Officer
       Alliance Resource Partners LP
       1717 South Boulder Avenue, Suite 400
       Tulsa, Oklahoma 74119

                                                        Re: Alliance Resource
Partners LP
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 24,
2023
                                                            File No. 000-26823

       Dear Cary Marshall:

              We have reviewed your July 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 5, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Exhibits and Financial Statement Schedules
       Exhibit 96.5, page 190

   1. We note your response to prior comment 1 proposing to address certain deficiencies in the
                                                        Tunnel Ridge Mine
Technical Report Summary when filing your next annual report, though also expressing
the view that Figure 18-1 and Figure 18-2 are "consistent" with
                                                        Item 1302(e)(12) and
Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K, and that Figure
                                                        19-1 and Table 19-1 are
"responsive" to Item 1302(e)(11) and Item

601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

                                                        We see that you have
nevertheless included tabulations with the capital and operating cost estimates among the
revisions proposed though have not agreed to include tabulations
 Cary Marshall
Alliance Resource Partners LP
July 19, 2023
Page 2
         with the annual cash flow forecasts based on your annual production schedule for the life of the project and therefore we partially reissue the comment. While we do not object to inclusion of the various graphical illustrations referenced in your response, we do not regard such illustrations alone, without tabulations of the corresponding numerical data, as providing an adequate level of detail or precision for the information that is required.

         We continue to believe that you will need to obtain and file a Technical Report Summary that presents the annual cash flow forecasts and related line item details in a tabular format, similar to Table 19.1 in the July 2022 version of the report, in order to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

      You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller,
Branch Chief, at 202-551-3686 if you have questions regarding comments.



FirstName LastNameCary Marshall                                Sincerely,
Comapany NameAlliance Resource Partners LP
                                                               Division of
Corporation Finance
July 19, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName